December 21, 2005



Mr. Robert M. Wohleber
Chief Financial Officer
Kerr-McGee Corporation
Kerr-Mc-Gee Center
Oklahoma City, OK 73125


	Re:	Kerr-McGee Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 14, 2005
      File No. 001-16619


Dear Mr. Wohleber:

      We have reviewed your filing and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Developed and Undeveloped Acreage, page 4

1. We note that the geographical distribution of your net
developed
acreage differs greatly from that of your net undeveloped acreage. We note that the majority of your net developed acreage is primarily concentrated in the United States and Europe, while your net undeveloped acreage is primarily located in the Asia-Pacific, Africa and Other areas. Please expand your management`s discussion and analysis, capital resources and liquidity disclosure to explain to investors the extent to which the geographical distribution of your operations is expected to change based on your current investment in
developed and undeveloped acreage.    Consider providing a time
horizon over which this change could take place as well as a discussion of the additional risks associated with operating in different countries and operating environments (e.g., political, on versus off shore, primarily oil versus gas and other geological and development factors).

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

Exploration and Production, page 32

2. We note your disclosure that you "Replaced 280% of 2004 production largely as a result of the Westport merger;" and that you realized an
"exploration-based production replacement of only 34%." Due to the variable components of this ratio, please revise your discussion to address each of the following, without limitation.

* Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

* Identify the status of the proved reserves that have been added
(e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this ratio using:

o non-proved reserve quantities, or,

o proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.
* Identify the reasons why proved reserves were added.

o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements` control impact the amount of reserve additions from that source from period to period.

* Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

* Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

* Disclose how management uses this measure.

* Disclose the limitations of this measure.

Liquidity and capital resources, page 30

3. Please expand your managements` discussion and analysis to explain how the age and decline rate composition of your upstream asset portfolio is expected to impact your cash flows in future periods. Also, identify the extent to which recent changes in the quantity of your proved reserves/capacity as a result of acquisitions and dispositions have changed the expected amount and/or timing of cash flows for next year and beyond.

Financial Statements

Note 1. The Company and Significant Accounting Policies

Goodwill and Other Intangible assets, page 85

4. We note that your second quarter 2004 goodwill impairment test did
not result in an impairment charge.  Please clarify i) when you test
goodwill for impairment on an annual basis by reporting unit and
ii)
whether or not it is the same date each year.  Refer to paragraph
26
of SFAS 142. In addition, please clarify whether or not the goodwill resulting from your June 2004 acquisition of Westport was tested for impairment as part of your second quarter 2004 goodwill impairment test.

Note 27. Segment Information, page 128

5. Please expand your disclosure to state the factors used to identify your reportable segments and whether or not operating segments have been aggregated as required by paragraph 26(a) of SFAS
131.


Note 29. Costs Incurred in Crude Oil and Natural Gas Activities,
page
138

6. We note your inclusion of asset retirement obligations and your footnote (4), which states that "Asset retirement costs represent the noncash increase in property, plant and equipment recognized when initially recording liability for abandonment obligations (discounted) associated with the company`s oil and gas wells and platforms." Please remove the asset retirement obligations line item as there is no provision for this line item in paragraph 21 and Illustration 2 of SFAS 69. Refer to our February 2004 industry letter at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Note 33. Standardized Measure of and Reconciliation of Changes in
Discounted Future Net Cash Flows (Unaudited), page 146

7. We note your footnote (2), which states that "Estimated future net cash flows before income tax expense, discounted at 10%, totaled approximately $17.0 billion, $13.2 billion and $10.3 billion, for 2004, 2003 and 2002, respectively." As there is no provision for this measure in paragraph 30 and Illustration 5 of SFAS 69, this presentation appears to be a non-GAAP measure. Please explain how you have or intend to comply with the requirements of Item 10(e) of
Regulation S-K and/or Regulation G. Clarify whether the measure is a liquidity or a performance measure. Refer to Release Number 33-8176:
Conditions for Use of Non-GAAP Financial Measures, located at http://www.sec.gov/rules/final/33-8176.htm.

Exhibits 31.1 and 31.2

8. We note that the wording of your certifications pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to the annual report. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate. This comment also applies to you Forms 10-
Q.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief
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Mr. Robert M. Wohleber
Kerr-McGee Corporation
December 21, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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